ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Financ
100 F Street, N.E.

Washington, D. C. 20549-3628
United States

Mailstop: Room 3628

06018630

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

SUPPL

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: JB//Yei
Date: 2006-11-13

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document
Press Release

Best regards,

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Yvonne Eisner
Assistant Investor Relations

Jlw 11/20

Deutsche Bank AG Jena
Account: 62 453 69 (BLZ: 820 700 00)
SWIFT: DEUT DE 8E
IBAN: DE90820700000624536900
Commercial register:
Jena, HRB 205623
VAT-IdNo. DE 811 922 737
Tax-No. 64003/ 02707

Commerzbank Jena
Account: 258072800 (BLZ: 820 40000)
SWIFT: COBADEFFXXX
IBAN: DE31820400000258072800
Phone: +49 (0) 36 41/ 220-0
Fax: +49 (0) 36 41/ 220-112
Internet: www.meditec.zeiss.com
e-mail: info@meditec.zeiss.com

CARL ZEISS MEDITEC

Carl Zeiss Meditec finds IntraLase lawsuit filing without merit

(Jena, 13 November 2006) Carl Zeiss Meditec AG, Carl Zeiss Meditec, Inc., and their affiliates (collectively CZM) were informed yesterday that a suit has been filed by IntraLase Corporation, claiming that CZM has improperly used confidential and proprietary information of IntraLase. The suit has not been seen by CZM, and the company only learned of the action through an IntraLase press release issued 9 November 2006. CZM is surprised by IntraLase Corporation's decision to file this legal action.

"We have investigated IntraLase's allegations thoroughly and we have determined that these claims are completely baseless," said Ulrich Krauss, president and CEO of Carl Zeiss Meditec AG. "CZM has not breached any agreement or other obligation to IntraLase, nor has CZM otherwise acted improperly."

"Not only do we find IntraLase's filing to be without merit, but it is also in direct contradiction to the values and culture of the entire Carl Zeiss organization," continued Krauss. "We are a company that has always operated carefully and ethically, and one that respects its agreements with, and obligations to third parties, as well as any valid third party intellectual property rights.

"Carl Zeiss Meditec's technical innovations in the relevant field have resulted from the expertise, creativity and efforts of its employees and claims to the contrary can not be supported by facts," said Krauss. "This inappropriate action by IntraLase is obviously timed to coincide with CZM's demonstration of advanced femtosecond technology at this week's AAO meeting, and is an obvious effort to disrupt that event. CZM will take all necessary steps to defend itself aggressively against these false claims."

Press Release

Brief profile

Built on an unparalleled 160-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company plans to continue its profitable growth in the future. The acquisition of Carl Zeiss Surgical further supplements the product portfolio in ophthalmic surgery and opens up additional growth prospects in neuro and ear, nose and throat surgery. Carl Zeiss Surgical is the world's leading provider of visualization solutions in these two areas.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec Inc.), Japan (Carl Zeiss Meditec Co., Ltd.), Spain (Carl Zeiss Meditec Iberia S.A.) and France (Ioltech S.A., Carl Zeiss Meditec France SAS). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Thirty-five percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/ Director Investor Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.

Washington, D. C. 20549-3628
United States

Mailstop: Room 3628

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: JB//Yei
Date: 2006-11-08

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document
Press Release

Best regards,

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Yvonne Eisner
Assistant Investor Relations

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Cash capital increase highly successful

99.9 % of subscription rights exercised

New shares admitted to the Prime Standard at the German Stock Exchange; admission to regular trading proposed from 9 November 2006

(Jena, 8 November 2006) Carl Zeiss Meditec AG (ISIN DE0005313704) has extremely successfully completed the capital increase for the acquisition of Carl Zeiss Surgical. The participation in the cash component of this capital increase was extraordinarily high. The subscription ratio expressing the portion of offered shares taken up by investors, exceeded 99.9 %. The period for exercising the subscription rights started on 24 October and ended on 7 November 2006.

The approx. 48.8 million newly issued shares have been admitted to trading in the Prime Standard segment of the German Stock Exchange. The admission of the new shares to regular trading is proposed from 9 November 2006.

The acquisition of Carl Zeiss Surgical which has been finally completed by now, was carried out by a combined capital increase, including contributions in kind and in cash. Accordingly, there was no exclusion of subscription rights. All the company's shareholders were able to participate in the capital increase under the same conditions; the free float remained as planned at 35 %. The share capital increased by about € 48.8 million from about € 32.5 million, divided into the same number of no-par value shares, to about € 81.3 million, divided into about 81.3 million no-par value shares.

The new shares bear the same entitlement to dividends as the old shares, i.e. they have full dividend rights from 1 October 2005.

Press Release

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled 160-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company plans to continue its profitable growth in the future. The acquisition of Carl Zeiss Surgical further supplements the product portfolio in ophthalmic surgery and opens up additional growth prospects in neuro and ear, nose and throat surgery. Carl Zeiss Surgical is the world's leading provider of visualization solutions in these two areas.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec Inc.), Japan (Carl Zeiss Meditec Co., Ltd.), Spain (Carl Zeiss Meditec Iberia S.A.) and France (Ioltech S.A., Carl Zeiss Meditec France SAS). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Thirty-five percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/ Director Investor Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release